Schedule C
to the
Transfer Agency and Services Agreement
between
World Funds Trust (the “Trust”) and
Commonwealth Fund Services, Inc. (“CFS”)

Dated as of December 26, 2013

REMS International Real Estate Value Opportunity Fund

For Transfer Agency Services, CFS shall be paid a fee of 0.05% per annum of the average daily net assets calculated and paid monthly with an annual minimum of $18,000.

For the purposes of this Agreement, an open account is an account that has assets or that has had assets for the current tax reporting period. For example, an account opened and funded on January 2, 2013 which is redeemed in full on May 31, 2013 would continue to be billable as an open account until April 15, 2014 because it needs to be maintained through the tax reporting cycle of the year following the full redemption. On April 16, 2014, the account would be billable as a closed account. Unfunded accounts, that is accounts that have never been funded, are not billable. A closed account has a zero balance and no activity in the current tax reporting cycle.

Internet access for shareholder account look-up and broker account access, as well as VRU (Voice Response Unit) access, will be available to those portfolios/classes wishing to provide the service to their shareholders and/or brokers for an annual fee of $9,000 per fund.

Out-of-pocket expenses will be passed through as incurred, with no mark-up or set-off. Out-of-pocket expenses include, but are not limited to:

Postage	Forms
Telephone (Long Distance/800 Service)	Mailing House Expenses
Telephone (Dedicated circuits)	Proxy Solicitation
Express Charges	Storage Fees
Fund/SERV & Networking Fees	Bank Account Maintenance Fees
FedWire/ACH/Swift Fees	Custom Programming Costs
Special Reports	Conversion/Deconversion Costs*
Special Training requested by Fund	SSAE 16 Reporting
Annual AML Review	22c-2 Compliance

Labor costs associated with items covered under out-of-pocket provisions will be based on the following schedule:

Principal/Officer	$250.00/hr
Manager/Supervisor	$175.00/hr
Programmer/Technical	$150.00/hr
Administrative	$75.00/hr

*Conversion costs will be based on vendor per-account charges plus labor, billed at the rates noted above.